EXHIBIT 99.1

[Adorno & Yoss LLP Letterhead]

July 12, 2006

Parlux Frangrances, Inc.

3725 S.W. 30th Avenue

Fort Lauderdale, FL 33312

Attention: Special Committee of The Board of Directors

Gentlemen:

Reference is made to our letter dated June 13, 2006, pursuant to which our client, PF Acquisition of Florida LLC (“PFA”) proposed to acquire all of the outstanding shares of common stock of Parlux Fragrances, Inc. (the “Company”) not otherwise owned by PFA, or its affiliates, for $29 per share (pre-stock split) in cash (the “Proposal”).

As you know, certain corporate developments have occurred with respect to the assets of the Company which require the immediate and direct participation of the Company’s senior management, including that of Mr. Ilia Lekach (the principal of PFA). Mr. Lekach’s involvement with the Company’s decision-making process in this regard might give rise to conflicts of interest if the Proposal remained outstanding. Accordingly, PFA hereby gives formal notice that it has withdrawn the Proposal.

Very truly yours,

/s/ Seth P. Joseph
Seth P. Joseph

SPJ/tr

cc: Harvey Goldman, Esq